International Royalty Corporation

Consolidated Financial Statements

For the six months ended June 30, 2005 and 2004

(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30, 2005 (unaudited)	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 15,398	$ 811
Restricted cash (note 4)	1,638	-
Royalty receivable	92	97
Prepaid expenses and other current assets	209	1

	17,337	909

Royalty interests in mineral properties (note 3)	235,886	1,747

Furniture and equipment	80	6

Other assets (note 5)	3,091	840

	$ 256,394	$ 3,502

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 808	$ 744

Senior secured debentures (note 6)	19,758	-
Future income taxes (note 9)	74,159	-

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,010,658 (2004 – 5,849,433) common shares	164,186	2,058

Special warrants	-	1,478

Warrants and options	4,947	80

Deficit	(7,464)	(858)

	161,669	2,758

	$ 256,394	$ 3,502

Nature of business and basis of presentation (note 1)

International Royalty Corporation

Consolidated Statements of Operations and Deficit

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Royalty revenues	$ 107	$ 102	$ 205	$ 188

Expenses
Amortization	95	82	182	150
Business development expense	49	-	61	-
General and administrative	677	128	1,089	252
Stock-based compensation expense (note 7)	216	-	4,867	92

	1,037	210	6,199	494

Loss from operations	(930)	(108)	(5,994)	(306)

Other income (expense)
Foreign currency gain (loss)	43	(2)	48	(6)
Interest expense	(523)	-	(730)	-
Interest income	112	-	152	-

	(368)	(2)	(530)	(6)

Loss before income taxes	(1,298)	(110)	(6,524)	(312)

Future income tax (expense) benefit	309	-	(82)	-

Loss for the period	(989)	(110)	(6,606)	(312)

Deficit at beginning of period	(6,475)	(415)	(858)	(213)

Deficit at end of period	$(7,464)	$(525)	$(7,464)	$(525)

Basic and diluted loss per common share	$(0.02)	$ (0.01)	$ (0.15)	$ (0.04)

Basic and diluted weighted average common shares outstanding	57,010,658	8,308,000	42,670,175	8,308,000

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Cash flows from operating activities
Loss for the period	$ (989)	$(110)	$ (6,606)	$ (312)
Items not affecting cash
Depreciation and amortization	99	83	186	152
Amortization of deferred debenture costs	49	-	67	-
Accretion of debenture discount	142	-	196	-
Future income tax expense (benefit)	(309)	-	82	-
Non-cash foreign currency (gain) loss	(214)	4	81	3
Unrealized cash foreign currency (gain) loss	163	-	(143)	-
Stock-based compensation expense	216	-	4,867	92
	(843)	(23)	(1,270)	(65)
Changes in non-cash working capital
(Increase) decrease in royalty receivable	3	(20)	1	2
Increase in prepaid expenses and other current assets	(37)	(6)	(208)	(5)
Increase in other assets	-	-	(5)	-
Increase (decrease) in accounts payable and accrued liabilities	285	(3)	638	(1)

	(592)	(52)	(844)	(69)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties	(621)	-	(125,143)	-
Acquisition of furniture and equipment	(77)	-	(77)	-
Deferred charges related to royalty acquisitions	(35)	-	(117)	-
(Investment in) redemption of restricted cash	562	-	(2,313)	-

	(171)	-	(127,650)	-

Cash flows from financing activities
Net proceeds from issuance of common shares	(501)	-	120,647	-
Net proceeds from unit offering	(79)	-	22,291	-

	(580)	-	142,938	-

Effect of exchange rate changes on cash and cash equivalents	(163)	-	143	-

Increase (decrease) in cash and cash equivalents	(1,506)	(52)	14,587	(69)

Cash and cash equivalents - beginning of period	16,904	187	811	204

Cash and cash equivalents - end of period	$ 15,398	$ 135	$ 15,398	$ 135

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three and six months ended June 30, 2004 has not been audited or reviewed by the Company’s independent auditor.

New Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline requires the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 6) were allocated into debt and equity components based upon their respective fair market values.  The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Acquisitions	Amortization	Net Balance June 30, 2005
Production stage:
Williams Mine	$ 1,747	$ -	$ (182)	$ 1,565
Development stage:
Voisey’s Bay Royalty (b)	-	225,726	-	225,726
Exploration stage:
Aviat One (d)	-	2,211	-	2,211
Belahouro	-	802	-	802
Pinson (a)	-	512	-	512
Other (a) (b) (c) (d) (e)	-	5,070	-	5,070
	-	8,595	-	8,595
	$ 1,747	$ 234,321	$ (182)	$ 235,886

(a)

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

(b)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada.  Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share.   In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey’s Bay Royalty.  See note 9 “future income tax adjustment”.

(c)

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

(d)

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the “Hunter Portfolio”).  Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO.  See note 9 “future income tax adjustment”.

(e)

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

180,189 Common Shares.  On March 30, 2005, all of the Common Shares were issued and placed into escrow pending the close of the transaction.  On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB for all of the Common Shares and $65,000.  The shares are subject to a four month hold period expiring August 19, 2005.  An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000.  The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other assets at June 30, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

Restricted cash

Restricted cash consisted of the following at June 30, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 2,028
Cash in escrow for the purchase of the BHPB portfolio (note 3)	40
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	255
2,323
Less long-term portion included in other assets	(685)
$ 1,638

Other assets

Other assets consisted of the following at June 30, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 685
Deferred amounts related to pending royalty acquisitions (note 3)	827
Financing costs related to issuance of the Debentures, net of amortization of $67 (note 6)	1,579
$ 3,091

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

Senior secured debentures

On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million.  The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, with the first payment due on August 31, 2005, and principal due at maturity.  Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.  The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method.

The Company’s contractual obligations for future principal payments under the terms of the Debentures are summarized as follows:

Year ($ in thousands)(1)
2005	$ -
2006	-
2007	-
2008	-
2009	-
Thereafter	24,426
Total	$ 24,426

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2282.

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Shares issued in connection with the IPO (net of issuance costs)	34,883,721	114,719
Shares issued in connection with the Unit Offering (net of issuance costs)	1,395,360	4,588
Shares issued for the purchase of royalty interests in mineral properties (net of issuance costs)	8,896,895	31,015
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,560
Shares issued into escrow	218,023	760
Balance at June 30, 2005	57,010,658	$ 164,186

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

Activity in special warrants:

(in thousands of US$)	Special Warrants	Amount
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at June 30, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	Warrants and stock options	Amount
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	3,000,000	4,867
Balance at June 30, 2005	4,940,568	$ 4,947

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents’ exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million.  Gross proceeds received from the IPO and the Unit Offering, and use of proceeds are outlined as follows:

(in thousands of US$)	CA$	US$

Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and estimated expenses of offering	(16,332)	(13,178)
	176,168	142,802
Acquisition of Archean (1) (2)	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)

Net proceeds to the Company	$ 20,669	$ 16,740

(1)

See note 3 “Royalty interests in mineral properties”.

(2)

Includes costs of acquisition.

Stock options

During the six months ended June 30, 2005, the Company issued 3,000,000 stock options to its directors, officers and employees.  The stock options were at a weighted average exercise price of CA$4.33 per share and were vested immediately at the time of issuance.

International Royalty Corporation

Notes to Consolidated Finacial Statements

June 30, 2005 (unaudited)

The Company uses the fair value based method of accounting for all stock-based compensation awards.  The fair value of the stock options has been estimated at $4,867,000 using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.62

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Supplemental disclosure of cash flow information

June 30,
(in thousands of US$)	2005
Future income taxes in royalty interest in mineral properties (note 9)	$77,954
Future income tax benefit relating to issuance costs included in common shares (note 9)	(3,877)
Shares issued for the acquisition of royalty interests in mineral properties and for services	31,022
Shares issued to escrow	760

Future income tax adjustment

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes.  These adjustments will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at June 30, 2005 is as follows:

(in thousands of US$)
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,877)
Future income tax expense	82
$74,159

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